As filed with the Securities and Exchange Commission on May 24, 2024

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

(Amendment No. 1)

AUDAX CREDIT BDC, INC.
(Name of Subject Company (Issuer) AND Filing Person (Offeror))

Common Stock, Par Value $0.001 per share
(Title of Class of Securities)

05070P 108
(CUSIP Number of Class of Securities)

Richard T. Joseph

Chief Financial Officer

Audax Credit BDC, Inc.

101 Huntington Avenue

Boston, Massachusetts 02199
(Name, address, and telephone numbers of person authorized
to receive notices and communications on behalf of filing persons)

Copy to:

Thomas Friedmann, Esq.

Dechert LLP
100 Oliver St.
Boston, Massachusetts 02110
Telephone: (617) 728-7120

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee
$30,000,000.00	$4,428.00

*Estimated for purposes of calculating the amount of the filing fee only. The amount assumes the purchase of up to 3,350,000 shares of common stock of Audax Credit BDC, Inc. at an estimated maximum total cost to Audax Credit BDC, Inc. of $30,000,000.00.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$4,428.00
Form or Registration No.:	Schedule TO
Filing Parties:	Audax Credit BDC, Inc.
Date Filed:	April 15, 2024

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transaction to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

FINAL AMENDMENT TO TENDER OFFER

This Amendment No. 1 supplements and amends the Tender Offer Statement on Schedule TO filed on April 15, 2024 with the Securities and Exchange Commission by Audax Credit BDC, Inc., an externally managed, non-diversified, closed-end management investment company that has made an election to be regulated as a business development company under the Investment Company Act of 1940, as amended, and is incorporated in Delaware (the “Company”) in connection with the Company’s offer to purchase up to approximately 3,350,000 shares of the Company’s common stock (the “Shares”) at an estimated maximum total cost to the Company of $30,000,000.00 (the “Offer”). The offer was made upon and subject to the terms and conditions set forth in the Company’s Offer to Purchase dated April 15, 2024 and a related Letter of Transmittal.

The Offer terminated on May 10, 2024 at 11:59 p.m., Eastern Time (the “Expiration Date”) in accordance with its terms. As of the Expiration Date, a total of 3,201,707.58 Shares were validly tendered pursuant to the Offer and not withdrawn. As of May 11, 2024, in accordance with the terms of the Offer, the Company accepted for payment 3,201,707.58 of the Shares validly tendered in the Offer and not withdrawn, for an aggregate purchase price of $30,000,000.00.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 24, 2024

AUDAX CREDIT BDC, INC.

By:	/s/ Richard T. Joseph
Name:	Richard T. Joseph
Title:	Chief Financial Officer